NORTHERN ABITIBI MINING CORP.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 3 0 2007
WASH, D.C. 160

FILE No.
82-4749

May 22, 2007

07024279

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated May 22, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
JUN 1 2 2007
THOMSON
FINANCIAL

for Barb O'Neill

NORTHERN ABITIBI MINING CORP.
SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MAY 22, 2007**

News Release: **07-07** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

FIELDWORK TO COMMENCE AT THE TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROSPECT IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that exploration permits have been received for the Taylor Brook prospect located in Northwestern Newfoundland. A surface exploration program including mapping, rock and soil sampling, and mechanized trenching will begin in the last week of May and extend until the middle of June. This program will expand and better delineate several known zones of mineralization at surface, and follow up and evaluate numerous airborne geophysical anomalies. If surface results warrant, the best targets will be drill tested in summer or early fall, as soon as a drill is available.

Taylor Brook occurs in a relatively unexplored region which has excellent access via a network of logging roads. In 1998 sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization at the Layden showing. Eleven grab samples taken from the Layden showing averaged 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 ppb platinum, 232 ppb palladium and 416 ppb gold. Sulfides are associated with mafic to ultramafic rocks and the mineralization style is considered to be broadly analogous to Manitoba's Thompson Nickel Belt. A high resolution AeroTEM II airborne geophysical survey over the property has identified four significant airborne conductors which occur immediately adjacent to the high grade Layden showing, the largest of these conductors is about 600 meters by 100 meters in size. To date there has been no drilling on the property.

The Taylor Brook prospect is an option and joint venture between Northern Abitibi and Altius Resources Inc. Northern Abitibi can earn a majority interest in the project from Altius Resources Inc. by issuing 500,000 shares of Northern Abitibi, paying $200,000 cash, and spending $1,200,000 on exploration over 4 years.

"Shane Ebert"

Shane Ebert, P. Geol.
President and Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MAY 22, 2007**

News Release: **07-07** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

FIELDWORK TO COMMENCE AT THE TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROSPECT IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that exploration permits have been received for the Taylor Brook prospect located in Northwestern Newfoundland. A surface exploration program including mapping, rock and soil sampling, and mechanized trenching will begin in the last week of May and extend until the middle of June. This program will expand and better delineate several known zones of mineralization at surface, and follow up and evaluate numerous airborne geophysical anomalies. If surface results warrant, the best targets will be drill tested in summer or early fall, as soon as a drill is available.

Taylor Brook occurs in a relatively unexplored region which has excellent access via a network of logging roads. In 1998 sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization at the Layden showing. Eleven grab samples taken from the Layden showing averaged 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 ppb platinum, 232 ppb palladium and 416 ppb gold. Sulfides are associated with mafic to ultramafic rocks and the mineralization style is considered to be broadly analogous to Manitoba's Thompson Nickel Belt. A high resolution AeroTEM II airborne geophysical survey over the property has identified four significant airborne conductors which occur immediately adjacent to the high grade Layden showing, the largest of these conductors is about 600 meters by 100 meters in size. To date there has been no drilling on the property.

The Taylor Brook prospect is an option and joint venture between Northern Abitibi and Altius Resources Inc. Northern Abitibi can earn a majority interest in the project from Altius Resources Inc. by issuing 500,000 shares of Northern Abitibi, paying $200,000 cash, and spending $1,200,000 on exploration over 4 years.

"Shane Ebert"

Shane Ebert, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MAY 22, 2007**

News Release: **07-07** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

FIELDWORK TO COMMENCE AT THE TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROSPECT IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that exploration permits have been received for the Taylor Brook prospect located in Northwestern Newfoundland. A surface exploration program including mapping, rock and soil sampling, and mechanized trenching will begin in the last week of May and extend until the middle of June. This program will expand and better delineate several known zones of mineralization at surface, and follow up and evaluate numerous airborne geophysical anomalies. If surface results warrant, the best targets will be drill tested in summer or early fall, as soon as a drill is available.

Taylor Brook occurs in a relatively unexplored region which has excellent access via a network of logging roads. In 1998 sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization at the Layden showing. Eleven grab samples taken from the Layden showing averaged 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 ppb platinum, 232 ppb palladium and 416 ppb gold. Sulfides are associated with mafic to ultramafic rocks and the mineralization style is considered to be broadly analogous to Manitoba's Thompson Nickel Belt. A high resolution AeroTEM II airborne geophysical survey over the property has identified four significant airborne conductors which occur immediately adjacent to the high grade Layden showing, the largest of these conductors is about 600 meters by 100 meters in size. To date there has been no drilling on the property.

The Taylor Brook prospect is an option and joint venture between Northern Abitibi and Altius Resources Inc. Northern Abitibi can earn a majority interest in the project from Altius Resources Inc. by issuing 500,000 shares of Northern Abitibi, paying $200,000 cash, and spending $1,200,000 on exploration over 4 years.

"Shane Ebert"

Shane Ebert, P. Geol.
President and Director

END

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.